UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NaaS Technology Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.01 per share

(Title of Class of Securities)

62955X102(1)

(CUSIP Number)

Newlinks Technology Limited

Zhen Dai

Yang Wang

Weilin Sun

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024, People’s Republic of China

Tel: +86 (10) 8551 1066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1)

CUSIP number 62955X102 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Capital Market under the symbol “NAAS.” Each ADS represents 10 Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62955X102	Page 2 of 12 Pages

1	Names of Reporting Persons Newlinks Technology Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,607,547,772 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,607,547,772 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,607,547,772 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 65.7%. The voting power of the shares beneficially owned represented 86.0% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1)

Consists of (a) 242,662,399 Class B ordinary shares of the Issuer held by Newlinks Technology Limited (“Newlink”); and (b) 1,364,885,373 Class C ordinary shares of the Issuer held by Newlink. Newlink directly holds such Class B ordinary shares and Class C ordinary shares, with the voting power of all Class B ordinary shares controlled by Zhen Dai and the voting power of Class C ordinary shares controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in Newlink. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Newlink is an exempted company with limited liabilities incorporated under the laws of the Cayman Islands. Directors and executive officers of Newlink beneficially owning more than 1% of its outstanding shares include Zhen Dai, Yang Wang and Weilin Sun. Principal beneficial owners of the shares of Newlink, meaning shareholders beneficially owning more than 5% of its outstanding shares, include Zhen Dai, entities affiliated with Joy Capital (namely Joy Vigorous Management Limited, Joy Capital III L.P. and Joy Capital Opportunity, L.P., and collectively referred to as the “Joy Capital”) and BCPE Nutcracker Cayman, L.P. The registered address of Newlink is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

CUSIP No. 62955X102	Page 3 of 12 Pages

(2)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,445,564,113 issued and outstanding ordinary shares (consisting of 838,016,341 Class A ordinary shares, 242,662,399 Class B ordinary shares and 1,364,885,373 Class C ordinary shares) of the Issuer as of November 28, 2023 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of November 28, 2023. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

CUSIP No. 62955X102	Page 4 of 12 Pages

1	Names of Reporting Persons Zhen Dai
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 32,334,091 (1)
	8	Shared Voting Power 242,662,399 (2)
	9	Sole Dispositive Power 32,334,091 (1)
	10	Shared Dispositive Power 242,662,399 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 274,996,490 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%. The voting power of the shares beneficially owned represented 40.8% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1)	Represents 32,334,091 Class A ordinary shares underlying certain options issued to Zhen Dai, which have become vested.
(2)

Represents 242,662,399 Class B ordinary shares of the Issuer directly held by Newlink. Newlink directly holds such Class B ordinary shares, with the voting power of all Class B ordinary shares controlled by Zhen Dai.

(3)	Consists of the 32,334,091 Class A ordinary shares and the 242,662,399 Class B ordinary shares described in notes (1) and (2) above.

CUSIP No. 62955X102	Page 5 of 12 Pages

(4)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,445,564,113 issued and outstanding ordinary shares (consisting of 838,016,341 Class A ordinary shares, 242,662,399 Class B ordinary shares and 1,364,885,373 Class C ordinary shares) of the Issuer as of November 28, 2023 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of November 28, 2023. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

CUSIP No. 62955X102	Page 6 of 12 Pages

1	Names of Reporting Persons Yang Wang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 32,443,045 (1)
	8	Shared Voting Power 37,418,239 (2)
	9	Sole Dispositive Power 32,443,045 (1)
	10	Shared Dispositive Power 37,418,239 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,861,284 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.8%. The voting power of the shares beneficially owned represented 1.8% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1)	Represents 32,443,045 Class A ordinary shares underlying certain options issued to Yang Wang, which have become vested.
(2)

Represents 37,418,239 Class C ordinary shares of the Issuer directly held by Newlink. Newlink directly holds all Class C ordinary shares of the Issuer, with the voting power of Class C ordinary shares controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in Newlink. As of November 28, 2023, Yang Wang, through Young King Luck Holding Limited, held 9,665,588 ordinary shares of Newlink. Young King Luck Holding Limited is 100% beneficially owned by Yang Wang. The registered address of Young King Luck Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(3)	Consists of the 32,443,045 Class A ordinary shares and the 37,418,239 Class C ordinary shares described in notes (1) and (2) above.

CUSIP No. 62955X102	Page 7 of 12 Pages

(4)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,445,564,113 issued and outstanding ordinary shares (consisting of 838,016,341 Class A ordinary shares, 242,662,399 Class B ordinary shares and 1,364,885,373 Class C ordinary shares) of the Issuer as of November 28, 2023 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of November 28, 2023. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

CUSIP No. 62955X102	Page 8 of 12 Pages

1	Names of Reporting Persons Weilin Sun
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,903,550 (1)
	8	Shared Voting Power 29,569,443 (2)
	9	Sole Dispositive Power 8,903,550 (1)
	10	Shared Dispositive Power 29,569,443 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,472,993 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.6%. The voting power of the shares beneficially owned represented 1.1% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1)	Represents 8,903,550 Class A ordinary shares underlying certain options issued to Weilin Sun, which have become vested.
(2)

Represents 29,569,443 Class C ordinary shares of the Issuer directly held by Newlink. Newlink directly holds all Class C ordinary shares of the Issuer, with the voting power of Class C ordinary shares controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in Newlink. As of November 28, 2023, Weilin Sun, through Phoenix Sun Luck Tech Limited, held 7,638,148 ordinary shares of Newlink. Phoenix Sun Luck Tech Limited is 100% beneficially owned by Weilin Sun. The registered address of Phoenix Sun Luck Tech Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(3)	Consists of the 8,903,550 Class A ordinary shares and the 29,569,443 Class C ordinary shares described in notes (1) and (2) above.

CUSIP No. 62955X102	Page 9 of 12 Pages

(4)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,445,564,113 issued and outstanding ordinary shares (consisting of 838,016,341 Class A ordinary shares, 242,662,399 Class B ordinary shares and 1,364,885,373 Class C ordinary shares) of the Issuer as of November 28, 2023 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of November 28, 2023. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

CUSIP No. 62955X102	Page 10 of 12 Pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) is filed by the undersigned to amend the statement on Schedule 13D, filed on June 23, 2022 as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 17, 2023 and Amendment No. 2 to Schedule 13D filed with the SEC on October 19, 2023 (collectively, the “Original Filing”).

Except as provided herein, this statement does not modify any of the information previously reported on the Original Filing. Capitalized terms used but not defined in this statement have the meanings ascribed to them in the Original Filing.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end:

A Tranche #2 Loan Agreement was entered into on November 23, 2023 by and between Newlink and a certain third party (the “Lender”) pursuant to the terms of a Master Loan and Collateral Agreement entered into on October 26, 2023 by and between Newlink and the Lender (collectively, the “Loan Agreements”). Under the Loan Agreements, the Lender lent to Newlink a certain amount of loan, and Newlink transferred a total of 4,000,000 ADSs, representing 40,000,000 Class A ordinary shares of the Issuer, to the Lender as collateral for the loans (“Collateral”). Based on the terms of the Loan Agreements, all voting or other such consensual rights and powers relating to the Collateral are transferred to the Lender although the Lender undertakes not to exercise any voting or such consensual rights or powers relating to the Collateral.

Item 5.	Interest in Securities of the Issuer

Items 5(a) of the Original Filing is hereby amended and restated in its entirety as follows:

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,445,564,113 issued and outstanding ordinary shares (consisting of 838,016,341 Class A ordinary shares, 242,662,399 Class B ordinary shares and 1,364,885,373 Class C ordinary shares) of the Issuer as of November 28, 2023 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of November 28, 2023. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. The calculations exclude additional Class A ordinary shares (including as represented by ADSs) issuable upon the conversion of the convertible notes the Issuer issued to LMR Multi-Strategy Master Fund Limited as previously reported by the issuer.

(c): Except as disclosed in this Schedule 13D, none of the Reporting Persons or, to the best of their knowledge, any of the directors and executive officers of Newlink, has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d): Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

(e): Not applicable.

CUSIP No. 62955X102	Page 11 of 12 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

The Loan Agreements were entered into by and between Newlink and the Lender as described in Item 4.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2023

Newlinks Technology Limited

By: /s/ Zhen Dai
Name: Zhen Dai Title: Director

Zhen Dai

/s/ Zhen Dai

Yang Wang

/s/ Yang Wang

Weilin Sun

/s/ Weilin Sun